UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wag! Group Co.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

93042P109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93042P109
1.	Names of Reporting Persons SherpaVentures Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 5,348,634 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 5,348,634 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,634 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.6% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by SherpaVentures Fund II, LP (“ACME Fund II ”), SherpaVentures Fund II GP, LLC (“ACME II GP”), ACME Opportunity Fund, LP (“Opportunity Fund”), ACME Opportunity Fund GP, LLC (“Opportunity GP”), Scott Stanford (“Stanford”) and Hany Nada (“Nada” and, with ACME Fund II, ACME II GP, Opportunity Fund, Opportunity GP and Stanford, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares are held directly by ACME Fund II. ACME II GP is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 39,245,262 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 9, 2023 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 93042P109
1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 5,348,634 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 5,348,634 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,634 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.6% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 5,348,634 shares held directly by ACME Fund II. ACME II GP is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 39,245,262 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 9, 2023 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons ACME Opportunity Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,648,503 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,648,503 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,503 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares are held directly by Opportunity Fund. Opportunity GP is the general partner of Opportunty Fund. Stanford and Nada, as the Managing Members of Opportunity Fund, share voting and investment authority over these shares.
(3)	This calculation is based on 39,245,262 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 9, 2023 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons ACME Opportunity Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,648,503 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,648,503 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,503 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 1,648,503 shares held directly by Opportunity Fund. Opportunity GP is the general partner of Opportunity Fund. Stanford and Nada, as the Managing Members of Opportunity GP, share voting and investment authority over these shares.
(3)	This calculation is based on 39,245,262 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 9, 2023 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Scott Stanford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 6,997,137 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 6,997,137 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,997,137 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.8% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 5,348,634 shares held directly by ACME Fund II and (ii) 1,648,503 shares held directly by Opportunity Fund. ACME II GP is the general partner of ACME Fund II. Opportunity GP is the general partner of Opportunity Fund. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over the shares held by ACME Fund II. Stanford and Nada, as Managing Members of Opportunity GP, share voting and investment authority over the shares held by Opportunity Fund.
(3)	This calculation is based on 39,245,262 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 9, 2023 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Hany Nada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,648,503 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,648,503 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,503 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 1,648,503 shares held directly by Opportunity Fund. Opportunity GP is the general partner of Opportunity Fund. Stanford and Nada, as Managing Members of Opportunity GP, share voting and investment authority over these shares.
(3)	This calculation is based on 39,245,262 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 9, 2023 with the SEC.

Item 1.
(a)	Name of Issuer Wag! Group Co.
(b)	Address of Issuer’s Principal Executive Offices 55 Francisco Street, Suite 360 San Francisco, CA 94133

Item 2.
(a)

Name of Person Filing

SherpaVentures Fund II, LP (“ACME Fund II ”)

SherpaVentures Fund II GP, LLC (“ACME II GP”)

ACME Opportunity Fund, LP (“Opportunity Fund”)

ACME Opportunity Fund GP, LLC (“Opportunity GP”)

Scott Stanford (“Stanford”)

Hany Nada (“Nada”)

(b)	Address of Principal Business Office or, if none, Residence c/o ACME, LLC 505 Howard Street, Suite 201 San Francisco, CA 94105
(c)	Citizenship

Entities:	ACME Fund II	-	Delaware
	ACME II GP	-	Delaware
	Opportunity Fund	-	Delaware
	Opportunity GP	-	Delaware

Individuals:	Stanford	-	United States of America
	Nada	-	United States of America

	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 93042P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
ACME Fund II (1)	5,348,634		5,348,634		5,348,634	5,348,634	13.6%
ACME II GP (1)			5,348,634		5,348,634	5,348,634	13.6%
Opportunity Fund (2)	1,648,503		1,648,503		1,648,503	1,648,503	4.2%
Opportunity GP (2)			1,648,503		1,648,503	1,648,503	4.2%
Stanford (1)(2)			6,997,137		6,997,137	6,997,137	17.8%
Nada (2)			1,648,503		1,648,503	1,648,503	4.2%

(1)	Includes 5,348,634 shares held directly by ACME Fund II. ACME II GP is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.

(2)	Includes 1,648,503 shares held directly by Opportunity Fund. Opportunity GP is the general partner of Opportunity Fund. Stanford and Nada, as Managing Members of Opportunity GP, share voting and investment authority over these shares.

(3)	This calculation is based on 39,245,262 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 9, 2023 with the SEC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

SherpaVentures Fund II, LP

By:	SherpaVentures Fund II GP, LLC
its	General Partner

By:	/s/ Scott Stanford
	Name:	Scott Stanford
	Title:	Managing Member

SherpaVentures Fund II GP, LLC

By:	/s/ Scott Stanford
	Name:	Scott Stanford
	Title:	Managing Member

ACME Opportunity Fund, LP

By:	ACME Opportunity Fund GP, LLC
its	General Partner

By:	/s/ Scott Stanford
	Name:	Scott Stanford
	Title:	Managing Member

ACME Opportunity Fund GP, LLC

By:	/s/ Scott Stanford
	Name:	Scott Stanford
	Title:	Managing Member

/s/ Scott Stanford
Scott Stanford

/s/ Hany Nada
Hany Nada

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Wag! Group Co. is filed on behalf of each of us.

Dated: February 9, 2024

SherpaVentures Fund II, LP

By:	SherpaVentures Fund II GP, LLC
its	General Partner

By:	/s/ Scott Stanford
	Name:	Scott Stanford
	Title:	Managing Member

SherpaVentures Fund II GP, LLC

By:	/s/ Scott Stanford
	Name:	Scott Stanford
	Title:	Managing Member

ACME Opportunity Fund, LP

By:	ACME Opportunity Fund GP, LLC
its	General Partner

By:	/s/ Scott Stanford
	Name:	Scott Stanford
	Title:	Managing Member

ACME Opportunity Fund GP, LLC

By:	/s/ Scott Stanford
	Name:	Scott Stanford
	Title:	Managing Member

/s/ Scott Stanford
Scott Stanford

/s/ Hany Nada
Hany Nada